PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

September 24, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 28 Filed September 3, 2021 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 21, 2021, relating to the Company’s Post-Qualification Amendment No. 28 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on September 3, 2021 (“Post-Qualification Amendment No. 28”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 29 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 29”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 28 filed on September 3, 2021), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 29.

Securities and Exchange Commission

September 24, 2021

Post-Qualification Amendment No. 28 to Filed September 3, 2021

General

1.	We note the "Trend Information" section in your most recently filed Form 1-K and Form 1-SA contains a table with the following headers "# of Offerings Launched"; "# of Offerings Closed"; and "# Qualified but not yet launched." The column titled "# Qualified but not yet launched" implies that there may be some offerings that may be launched more than two days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please advise regarding such offerings. Please also revise your offering statement, and going forward, the "Trend Information" section in your Form 1-K and Form 1-SA, to reflect that you will commence the offering of each series you qualify.

In response to the Staff’s comment, the Company advises the Staff that it has commenced such offerings referenced in the “Trend Information” sections of its most recently filed Form 1-K and Form 1-SA and has revised Post-Qualification Amendment No. 29 to remove such reference. The Company would like to note that such column did have a “0” in it as of December 31, 2020 which indicates no such “qualified but not yet launched” offerings existed as of December 31, 2020. Going forward, the Company will revise its Form 1-Ks and Form 1-SAs to remove reference to such type of offering as well and to affirmatively state that that the Company will commence the offering of each series it qualifies within two calendar days of qualification as provided in Rule 251(d)(3)(i)(F).

2.	We note the "Reviews" page on your website, available at https://myracehorse.com/reviews/. Please tell us how the reviews and your responses to the reviews comply with Regulation A. Specifically, please tell us (i) how you ensure that any material disclosures made in the reviews and/or your responses to the reviews are reflected in your offering documents and your ongoing disclosure documents; and (ii) how, for future and upcoming offerings, you analyze and address potential Testing-the- Waters issues. In that light, we note that the required Testing-The-Waters disclaimers do not appear on your Reviews page and you do not appear to have any representative Testing-the-Waters materials filed as exhibits. Please refer to Rule 255 of Regulation A and Part III, Item 17 (13) of Form 1-A.

In response to the Staff’s comment, the Company advises the Staff that the Company has a standing practice of only responding to reviews about series/horses in which offerings have been closed or completed and, regarding such closed or completed offerings, only responding in a general manner related to ongoing business operations that would not otherwise constitute a “fundamental change” under Form 1-U or a material disclosure required by a Form 1-K or Form 1-SA. Such reviews do not go “live” on the website when submitted by the user, but rather are subject to a review process to ensure compliance with disclosure and Testing-the-Waters (TTW) requirements. The Company also advises the Staff that it (i) does have appropriate securities disclaimers, including TTW disclaimers on its website but inadvertently did not have such disclaimers attached as a footer disclosure to the “Reviews” page on the website, and (ii) does have a practice of filing any such TTW materials with its Form 1-A filings as it has done previously. Notwithstanding the foregoing, the Company has updated its website to add the appropriate securities disclaimers to the footer of the “Reviews” page and, moving forward, in the event that a substantive review response or communication inadvertently does constitute a TTW communication, the Company will file such TTW materials as exhibits to future Post-Qualification Amendments.

***

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 29 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:        Michael Behrens, My Racehorse CA LLC